

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

Mail Stop 4631

May 11, 2010

Matthew T. Farrell
Executive Vice President and
Chief Financial Officer
Church & Dwight Co., Inc.
469 North Harrison Street
Princeton, N.J. 08543
By facsimile at (609) 497- 7177

> **Re: Church & Dwight Co., Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Definitive Proxy filed on March 23, 2010**
> **File No. 1-10585**

Dear Mr. Farrell:

We have the following comment on the above-captioned filings.
.
Definitive Proxy Statement on Schedule 14A filed March 23, 2010

Compensation Discussion & Analysis, page 19
Consideration of Risk, page 20

1. We note your disclosure in response to Item 402(s) of Regulation S-K. Please provide us supplementally with a description of the process you undertook to reach the conclusion that your compensation policies or practices do not create risks that are reasonably likely to have a material adverse effect on your company.

                            *   *   *   *

        Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please file your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your response to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comment do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comment as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

You may contact Errol Sanderson, Financial Analyst, at (202) 551-3746 or Jay Ingram, Legal Branch Chief (202) 551-3397 if you have questions.

Sincerely,

Jay Ingram
Legal Branch Chief